UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR 2006 Fund (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,004,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Associates 2006 (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,004,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR 2006 Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,004,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,004,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,004,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,004,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,004,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,004,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Partners II (International), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
97,496*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
1,050,119*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,199,612*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR PI-II GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
97,496*

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
1,050,119*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,119,612*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
121,101,724*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,842,183*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,101,724*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
121,101,724*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,842,183*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,101,724*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on February 16, 2017, as amended by Amendment No. 1 filed on April 25, 2018 (as amended, the “Statement”). This Amendment No. 2 reflects, among other things, a reduction in reported beneficial ownership due to a sale of Class A Common Stock by Wengen Alberta, Limited Partnership (“Wengen”) on behalf of certain of its investors, other than the Reporting Persons, as well as the conversion of KKR & Co. L.P., a Delaware limited partnership, into a Delaware corporation named KKR & Co. Inc., which became effective on July 1, 2018, pursuant to which KKR & Co. L.P. contributed all of its interests in two wholly-owned subsidiaries, KKR Group Holdings L.P. and KKR Group Limited, to a newly formed and wholly-owned subsidiary, KKR Group Holdings Corp., and KKR Group Holdings L.P. and KKR Group Limited were liquidated (the “KKR Reorganization”). The KKR Reorganization did not involve any purchase or sale of securities of the Issuer.

Item 2.	Identity and Background.

Item 2 of this Statement is hereby amended and restated as follows:

(a), (f)	This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Partners II (International), L.P., a Cayman Islands exempted limited partnership (“KKR Partners II”);

(ii)	KKR PI-II GP Limited, a Cayman Islands exempted limited company (“KKR Partners II GP”);

(iii)	KKR 2006 Fund (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR 2006 Overseas”);

(iv)	KKR Associates 2006 (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates 2006”);

(v)	KKR 2006 Limited, a Cayman Islands exempted limited company (“KKR 2006 Limited”);

(vi)	KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii)	KKR Fund Holdings GP Limited, a Cayman Islands exempted limited company (“KKR Fund Holdings GP”);

(viii)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);

(ix)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);

(x)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xi)	Henry R. Kravis, a United States citizen; and

(xii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

KKR Partners II GP is the general partner of KKR Partners II.  KKR Associates 2006 is the general partner of KKR 2006 Overseas. KKR 2006 Limited is the general partner of KKR Associates 2006. KKR Fund Holdings is the sole shareholder of KKR 2006 Limited. KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.

KKR & Co. is the sole shareholder of KKR Group Holdings. KKR Management is the controlling shareholder of KKR & Co. Messrs. Kravis and Roberts are the designated members of KKR Management.

Each of Messrs. Robert Antablin, Joseph Bae, Webster Chua, Johannes Huth, William Janetschek, Henry McVey, Michael Michelson, Scott Nuttall, David Rockecharlie, David Sorkin, Kravis and Roberts is a director of KKR Partners II GP.  Each of Messrs. Bae, Janetschek, Nuttall and Sorkin is a director of KKR Fund Holdings GP and KKR Group Holdings and each of Messrs. Bae, Janetschek, Kravis, Nuttall, Roberts and Sorkin is an executive officer of KKR Group Holdings and KKR & Co. The directors of KKR & Co. (the “KKR Directors”) are listed on Annex A attached hereto. Each of Messrs. Kravis, Roberts, Janetschek and Sorkin is a director of KKR 2006 Limited.

Each of Messrs. Antablin, Bae, Janetschek, McVey, Michelson, Nuttall, Rockecharlie and Sorkin, is a United States citizen.  Mr. Chua is a Canadian citizen and Mr. Huth is a German citizen.

The Reporting Persons have entered into a joint filing agreement, dated February 16, 2017, a copy of which is filed as Exhibit A to the Schedule 13D filed on February 16, 2017.

(b)
The address of the business office of each of KKR Partners II, KKR Partners II GP, KKR 2006 Overseas, KKR Associates 2006, KKR 2006 Limited, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co., KKR Management, Messrs. Kravis, Janetschek, Sorkin, Bae, Nuttall, Chua, McVey, Rockecharlie and the KKR Directors (other than Mr. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Messrs. Michelson and Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Huth is:

c/o Kohlberg Kravis Roberts & Co. Partners LLP
Stirling Square, 7 Carlton Gardens
London SW1Y 5AD, United Kingdom

The address of the principal business office of Mr. Antablin is:

c/o Kohlberg Kravis Roberts & Co. L.P.
600 Travis Street, Suite 7200
Houston, Texas 77002

(c)
KKR 2006 Overseas and KKR Partners II (the “KKR Investors”) are investment vehicles.  KKR Partners II GP, KKR Associates 2006 and KKR 2006 Limited are each principally engaged in the business of being a general partner, as described above. Each of KKR 2006 Overseas LP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co., KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each Messrs. Kravis, Roberts, Janetschek, Sorkin, Bae, Nuttall, Antablin, Chua, Huth, McVey, Michelson and Rockecharlie is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates (together, with its affiliates, “KKR”).  The present principal occupation of each of the KKR Directors is listed on Annex A.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b), (c) and (e) of the Statement is hereby amended and restated as follows

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 121,101,724 shares of Class A Common Stock, which represents, in the aggregate, approximately 55.6% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, including as a result of their indirect ownership of Class B Common Stock through Wengen.

Wengen beneficially owns an aggregate of 112,102,116 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including the KKR Investors, and certain of their affiliates may be deemed to have shared voting power over the 112,102,116 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 112,102,116 shares of Class B Common Stock held by Wengen, KKR 2006 Overseas and KKR Partners II may be deemed to have voting and investment power over 22,889,952 and 952,623 shares of Class B Common Stock owned directly by Wengen, respectively.  The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below. Based on information provided by the Issuer, an aggregate of 589,830 shares of Class B Common Stock was subject to such voting proxy as of November 12, 2018.

Each of KKR 2006 Overseas and KKR Partners II directly holds 8,902,112 and 97,496 shares of Class A Common Stock, respectively.  As a result of their direct ownership of Class A Common Stock and their indirect interest in Class B Common Stock held by Wengen, in the aggregate, KKR 2006 Overseas and KKR Partners II may be deemed to have a direct economic interest in 31,792,064 and 1,050,119 shares of Common Stock, respectively, for a total interest of 32,842,183 shares of Common Stock, equal to 14.7% of the total Common Stock.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 217,843,883 shares of Class A Common Stock which includes (1) 103,904,217 shares of Class A Common Stock outstanding as of November 20, 2018, as disclosed in the Issuer’s prospectus supplement filed by the Issuer with the SEC on November 16, 2018, (the “Prospectus Supplement”) under the Issuer’s registration statement on Form S-3 (File No. 333-224405), plus an additional 1,837,500 shares of Class A Common Stock outstanding as of that date attributable to the conversion of Class B Common Stock into Class A Common Stock in connection with the underwriters' exercise of the option to purchase such shares from Wengen and (2) 112,102,116 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen in each case, outstanding following the completion of the offering described below. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

Each of KKR Associates 2006 (as the general partner of KKR 2006 Overseas), KKR 2006 Limited (as the general partner of KKR Associates 2006), KKR Fund Holdings (as the sole shareholder of each of KKR 2006 Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the controlling shareholder of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities held directly by KKR 2006 Overseas and Wengen, in each case, as described more fully in this Statement.

KKR Partners II GP (as the general partner of KKR Partners II) may be deemed to be the beneficial owner of the securities held directly by KKR Partners II and Wengen.  In addition, Messrs. Henry R. Kravis and George R. Roberts, may be deemed to be the beneficial owner of the securities held directly by KKR Partners II, and each disclaims beneficial ownership of such securities.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owners of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates separately report their beneficial ownership of Class A Common Stock on separate Schedule 13D filings.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock. Any beneficial ownership of Class A Common Stock by the KKR  Directors is listed on Annex A.

(c) On November 20, 2018, Wengen as the sole selling stockholder, consummated its sale of 12,250,000 shares of Class A Common Stock, plus an additional 1,837,500 shares of Class A Common Stock pursuant to an option granted to the underwriters, on behalf of certain investors in Wengen not including the KKR Investors, in an underwritten public offering (the “November 2018 Offering”) as set forth in the Prospectus Supplement. After deducting underwriting discounts and commissions, Wengen received net proceeds (before expenses) of $13.44 per share of Class A Common Stock. Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and BMO Capital Markets Corp. (collectively, the “Representatives”) acted as representatives of the underwriters in the November 2018 Offering.  The KKR Investors did not receive any proceeds from the November 2018 Offering.

Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 or the KKR Directors has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

(e) As described above in the Explanatory Note, KKR Group Holdings L.P. and KKR Group Limited are no longer reporting persons on this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

In connection with the November 2018 Offering, on November 13, 2018, Wengen entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the representatives of the underwriters. The Lock-Up Agreement provides that Wengen will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives, for a period of 90 days after the date of the final prospectus supplement used to sell securities in the November 2018 Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The description of the Lock-Up Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit K to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

K.          Lock-Up Agreement dated November 13, 2018 (incorporated herein by reference to Exhibit J to Amendment No. 2 to Schedule 13D, filed by Wengen Alberta, Limited Partnership on November 15, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2018

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR Associates 2006 (Overseas), Limited Partnership, its general partner
By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR 2006 LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., a general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR PARTNERS II (INTERNATIONAL), L.P.

By:	KKR PI-II GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR PI-II GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Former Member, Office of the Chairman of Morgan Stanley

To the best knowledge of the Reporting Persons, none of the persons listed above beneficially owns any Class A Common Stock of the Issuer.